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                              June 28, 2021

       Andrew Birnbaum
       Chief Executive Officer
       Quest Management Inc.
       797 South First Street
       Fulton, NY 13069

                                                        Re: Quest Management
Inc.
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2020
                                                            Filed May 13, 2021
                                                            File No. 333-201215

       Dear Mr. Birnbaum:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 31, 2020

       Report of Independent Registered Public Accounting Firm, page 10

   1. Your audit opinion indicates that the financial statements "present fairly" your financial position and results of
operations and cash flows "except for the effects of value assigned to the shares issuance
in the matter of restatement for the stock compensation related to the year 2016 & 2017."
Your auditors also indicate that, in their opinion, "the value assigned to the
transaction does not reflect the fair value at time and thus does not conform with the
accounting principles generally accepted in the United States of
                                                        America." Please
address the following comments:

                                                              Clarify if your
auditors expressed an unqualified, adverse, or qualified audit opinion on the financial
statements provided in your filing. Please note that adverse and qualified audit
reports do not satisfy the requirements of Article 2 of Regulation S-X.
                                                            Also see SAB Topic
1.E.2.
 Andrew Birnbaum
Quest Management Inc.
June 28, 2021
Page 2
                Amend your filing to provide an audit report compliant with
Article 2. If your
              financial statements have been restated for the correction of an error and the audit report is unqualified, ensure that the audit report removes any language suggesting that the audit report is a qualified or adverse opinion. See PCAOB Auditing Standard
              3101.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameAndrew Birnbaum                            Sincerely,
Comapany NameQuest Management Inc.
                                                             Division of
Corporation Finance
June 28, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName